FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2005 & 2004

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2005 & 2004

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2005 & 2004

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FIRST QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2005 & 2004

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2005 & 2004

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	267,498,005	100	195,392,378	100

2	CURRENT ASSETS	74,937,417	28	42,858,655	22
3	CASH AND SHORT-TERM INVESTMENTS	30,420,449	11	10,038,774	5
4	ACCOUNTS RECEIVABLE, NET	23,346,155	9	17,871,279	9
5	OTHER ACCOUNTS RECEIVABLE, NET	10,540,279	4	4,023,361	2
6	INVENTORIES	1,148,351	0	1,056,976	1
7	OTHER CURRENT ASSETS	9,482,183	4	9,868,265	5
8	LONG - TERM	434,340	0	843,054	0
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	373,375	0	794,592	0
11	OTHER INVESTMENTS	60,965	0	48,462	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	149,174,724	56	125,560,460	64
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	414,130,475	155	318,229,731	163
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	269,847,725	101	193,687,400	99
17	CONSTRUCTIONS IN PROGRESS	4,891,974	2	1,018,129	1
18	DEFERRED ASSETS, NET	15,914,022	6	663,463	0
19	OTHER ASSETS	27,037,502	10	25,466,746	13

20	TOTAL LIABILITIES	158,193,137	100	111,711,065	100

21	CURRENT LIABILITIES	59,283,538	37	40,746,582	36
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	11,642,151	7	10,496,990	9
24	STOCK MARKET LOANS	13,542,830	9	9,369,766	8
25	TAXES PAYABLE	6,930,860	4	2,628,112	2
26	OTHER CURRENT LIABILITIES	27,167,697	17	18,251,714	16
27	LONG - TERM LIABILITIES	79,464,382	50	49,956,396	45
28	BANK LOANS	41,805,332	26	13,985,092	13
29	STOCK MARKET LOANS	37,659,050	24	35,971,304	32
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	17,717,794	11	21,008,087	19
32	OTHER LIABILITIES	1,727,423	1	0	0

33	CONSOLIDATED STOCKHOLDERS' EQUITY	109,304,868	100	83,681,313	100

34	MINORITY INTEREST	13,693,441	13	0	0
35	MAJORITY INTEREST	95,611,427	87	83,681,313	100
36	CONTRIBUTED CAPITAL	46,798,790	43	41,181,922	49
37	CAPITAL STOCK (NOMINAL)	291,393	0	298,325	0
38	RESTATEMENT OF CAPITAL STOCK	27,618,554	25	28,735,266	34
39	PREMIUM ON SALES OF SHARES	18,888,843	17	12,148,331	15
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	48,812,637	45	42,499,391	51
42	RETAINED EARNINGS AND CAPITAL RESERVE	108,673,470	99	102,327,159	122
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(66,152,997)	(61)	(65,562,066)	(78)
45	NET INCOME	6,292,164	6	5,734,298	7

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	30,420,449	100	10,038,774	100
46	CASH	2,028,155	7	1,110,273	11
47	SHORT-TERM INVESTMENTS	28,392,294	93	8,928,501	89

18	DEFERRED ASSETS, NET	15,914,022	100	663,463	100
48	AMORTIZED OR REDEEMED EXPENSES	2,921,322	18	611,041	92
49	GOODWILL	7,498,924	47	52,422	8
50	DEFERRED TAXES	5,493,776	35	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	59,283,538	100	40,746,582	100
52	FOREIGN CURRENCY LIABILITIES	24,384,981	41	18,458,571	45
53	MEXICAN PESOS LIABILITIES	34,898,557	59	22,288,011	55

24	STOCK MARKET SHORT-TERM SECURITIES	13,542,830	100	9,369,766	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	13,542,830	100	9,369,766	100

26	OTHER CURRENT LIABILITIES	27,167,697	100	18,251,714	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	27,167,697	100	18,251,714	100

27	LONG - TERM LIABILITIES	79,464,382	100	49,956,396	100
59	FOREIGN CURRENCY LIABILITIES	72,364,382	91	42,237,456	85
60	MEXICAN PESOS LIABILITIES	7,100,000	9	7,718,940	15

29	STOCK MARKET LONG-TERM SECURITIES	37,659,050	100	35,971,304	100
61	BONDS	37,659,050	100	35,971,304	100
62	MEDIUM-TERM NOTES	0	0	0	0

	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	17,717,794	100	21,008,087	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	17,717,794	100	21,008,087	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,727,423	100	0	100
68	RESERVES	1,727,423	100	0	0
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(66,152,997)	100	(65,562,066)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,690,930)	(21)	(13,690,959)	(21)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(52,462,067)	(79)	(51,871,107)	(79)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	15,653,879	2,112,073
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,727,423	0
74	EXECUTIVES (*)	120	133
75	EMPLOYEES (*)	23,556	11,255
76	WORKERS (*)	51,766	50,292
77	OUTSTANDING SHARES (*)	11,655,722,875	11,933,015,972
78	REPURCHASE OF OWN SHARES (*)	158,729,280	179,573,700

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	39,036,740	100	30,549,741	100
2	COST OF SALES AND SERVICES	20,950,301	54	15,846,344	52
3	GROSS INCOME	18,086,439	46	14,703,397	48
4	OPERATING COSTS	6,465,347	17	4,620,687	15
5	OPERATING INCOME	11,621,092	30	10,082,710	33
6	COMPREHENSIVE FINANCING COST	838,044	2	38,244	0
7	INCOME AFTER COMPREHENSIVE FINANCING COST	10,783,048	28	10,044,466	33
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,783,048	28	10,044,466	33
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,268,380	11	4,280,455	14
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	6,514,668	17	5,764,011	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(19,290)	0	(29,713)	0
13	INCOME FROM CONTINUOUS OPERATIONS	6,495,378	17	5,734,298	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	6,495,378	17	5,734,298	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	6,495,378	17	5,734,298	19
19	MINORITY INTEREST	203,214	1	0	0
20	MAJORITY INTEREST	6,292,164	16	5,734,298	19

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	39,036,740	100	30,549,741	100
21	DOMESTIC	29,156,001	75	29,772,511	97
22	FOREIGN	9,880,739	25	777,230	3
23	TRANSLATION INTO DOLLARS (***)	874,851	2	67,155	0

6	COMPREHENSIVE FINANCING COST	838,044	100	38,244	100
24	INTEREST EXPENSE	1,875,595	224	1,375,073	3,596
25	EXCHANGE LOSS	572,046	68	0	0
26	INTEREST INCOME	1,130,250	135	302,083	790
27	EXCHANGE GAIN	0	0	330,276	864
28	INCOME DUE TO MONETARY POSITION	(479,347)	(57)	(704,470)	(1,842)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,268,380	100	4,280,455	100
32	INCOME TAX	4,165,032	98	3,871,868	90
33	DEFERRED INCOME TAX	(934,219)	(22)	(341,753)	(8)
34	EMPLOYEE PROFIT SHARING	1,037,567	24	750,340	18
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	39,036,739	30,549,740
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	149,524,023	125,774,150
39	OPERATING INCOME (**)	45,512,963	41,837,424
40	NET INCOME OF MAJORITY INTEREST (**)	28,255,192	24,107,275
41	NET INCOME (**)	28,799,604	24,107,275

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount %		QUARTER OF PREVIOUS FINANCIAL YEAR
				Amount	%
1	OPERATING REVENUES	39,036,740	100	30,549,741	100
2	COST OF SALES AND SERVICES	20,950,301	54	15,846,344	52
3	GROSS INCOME	18,086,439	46	14,703,397	48
4	OPERATING COST	6,465,347	17	4,620,687	15
5	OPERATING INCOME	11,621,092	30	10,082,710	33
6	COMPREHENSIVE FINANCING COST	838,044	2	38,244	0
7	INCOME AFTER COMPREHENSIVE FINANCING COST	10,783,048	28	10,044,466	33
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,783,048	28	10,044,466	33
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,268,380	11	4,280,455	14
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	6,514,668	17	5,764,011	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(19,290)	0	(29,713)	0
13	INCOME FROM CONTINUOUS OPERATIONS	6,495,378	17	5,734,298	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	6,495,378	17	5,734,298	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	6,495,378	17	5,734,298	19
19	MINORITY INTEREST	203,214	1	0	0
20	MAJORITY INTEREST	6,292,164	16	5,734,298	19

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FIRST QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	39,036,740	100	30,549,741	100
21	DOMESTIC	29,156,001	75	29,772,511	97
22	FOREIGN	9,880,739	25	777,230	3
23	TRANSLATION INTO DOLLARS (***)	874,851	2	67,155	0

6	COMPREHENSIVE FINANCING COST	838,044	100	38,244	100
24	INTEREST EXPENSE	1,875,595	224	1,375,073	3,596
25	EXCHANGE LOSS	572,046	68	0	0
26	INTEREST INCOME	1,130,250	135	302,083	790
27	EXCHANGE GAIN	0	0	330,276	864
28	INCOME DUE TO MONETARY POSITION	(479,347)	(57)	(704,470)	(1,842)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,268,380	100	4,280,455	100
32	INCOME TAX	4,165,032	98	3,871,868	90
33	DEFERRED INCOME TAX	(934,219)	(22)	(341,753)	(8)
34	EMPLOYEE PROFIT SHARING	1,037,567	24	750,340	18
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	6,495,378	5,734,298
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	5,470,446	4,961,480
3	CASH FLOW FROM NET INCOME FOR THE YEAR	11,965,824	10,695,778
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,276,821)	434,503
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	8,689,003	11,130,281
6	CASH FLOW FROM OUTSIDE FINANCING	13,950,916	(2,569,521)
7	CASH FLOW FROM OWN FINANCING	(5,612,071)	(5,449,850)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	8,338,845	(8,019,371)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(7,256,045)	(3,867,462)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	9,771,803	(756,552)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,648,646	10,795,326
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	30,420,449	10,038,774

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	5,470,446	4,961,480
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,385,375	5,273,520
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(914,929)	(312,040)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,276,821)	434,503
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,363,919	309,716
19	+(-) DECREASE (INCREASE) IN INVENTORIES	217,049	(104,706)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(2,875,567)	(939,411)
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,982,222)	1,168,904

6	CASH FLOW FROM OUTSIDE FINANCING	13,950,916	(2,569,521)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	20,602,715	534,111
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	30,708	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(5,869,946)	(1,324,661)
28	(-) DEBT SECURITIES AMORTIZATION	(148,892)	(71,206)
29	(-) OTHER FINANCING AMORTIZATION	(663,669)	(1,707,765)

7	CASH FLOW FROM OWN FINANCING	(5,612,071)	(5,449,850)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(296,285)	(307,102)
31	(-) DIVIDENS PAID	(1,985,093)	(1,936,774)
32	+ PREMIUM ON SALE OF SHARES	0	57,149
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(3,330,693)	(3,263,123)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(7,256,045)	(3,867,462)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(3,761,335)	(1,977,434)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,044,063)	(1,844,888)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(450,647)	(45,140)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	16.64%		18.77%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	29.55%		28.81%
3	NET INCOME TO TOTAL ASSETS ( **)	10.77%		12.34%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	7.17%		8.13%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.38%		12.29%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.56	times	0.64	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	1.00	times	1.00	times
8	INVENTORIES ROTATION (**)	54.00	times	57.24	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	46	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.62%		9.63%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.14%		57.17%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.45	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.16%		54.33%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	53.27%		39.79%
15	OPERATING INCOME TO INTEREST EXPENSE	6.20	times	7.33	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.95	times	1.13	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26	times	1.05	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.24	times	1.03	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.47	times	0.38	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.31%		24.64%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	30.65%		35.01%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(8.39)%		1.42%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	4.63	times	8.09	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	167.30%		32.04%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	(67.30)%		67.96%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	41.95%		47.70%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	2.43		$2.02	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	2.43		$2.02	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	8.20		$7.01	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.17		$0.16	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.58	times	2.83	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.71	times	9.83	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Consolidated Relevant Figures

The first quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America. Results for the first quarter of 2004 relate to operations in Mexico and, after March 1st, recognize the assets acquired from AT&T Latin America.

[ figures in millions of Mexican pesos, unless otherwise indicated, as of March 2005 ]
					%
		1Q 2005		1Q 2004	Inc.

Revenues	Ps	39,037	Ps	30,550	27.8
EBITDA (1)		18,006		15,357	17.2
Margin (%)		46.1		50.3	(4.2)
Operating income		11,621		10,083	15.3
Margin (%)		29.8		33.0	(3.2)
Net income		6,292		5,735	9.7
Earnings per share (pesos) (2)		0.54		0.48	12.5
Earnings per ADR (dollars) (3)		0.96		0.83	15.7
Outstanding shares (millions) (2)		11,656		11,933	(2.3)
Equivalent ADRs (millions) (3)		583		597	(2.3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to TELMEX.com in the Investor Relations section where you will find reconciliation of EBITDA to operating income.

(2) Based on the number of shares outstanding at the end of each period.

  One ADR represents 20 shares.

  - Consolidated TELMEX revenues rose to 39,037 million pesos in the first quarter, 27.8% higher than the same period of the previous year.

  - Operations in Mexico contributed the most to consolidated revenues, with 29,957 million pesos.

  - Domestic long distance revenues increased 103.8% in the quarter due to the incorporation of Embratel totaling 8,949 million pesos, representing 22.9% of total consolidated revenues.

  - The corporate networks business continued to be a growth generator for the company. Revenues related to connectivity and managed networks increased 74.8%, totaling 4,354 million pesos in the quarter.

  - Consolidated revenues from Internet access, both dial-up and broadband, totaled 2,471 million pesos, 55% higher than the previous year. At the end of the quarter, Mexico had more than 1.8 million Internet access accounts, of which 665 thousand were from high-speed access.

  - During the first quarter of 2005, the companies that comprise TELMEX invested 270 million dollars in the expansion and modernization of its telecommunications platform. In particular, 172 million dollars were invested in Mexico in the data and Internet businesses, 82 million dollars were invested in Embratel and 16 million dollars in Latin America.

  - The company's consolidated net debt (4) increased the equivalent of 1.430 billion dollars, or 31.9%, to 5.911 billion dollars.

  - During the quarter, free cash flow (5) generated by TELMEX was approximately 4,363 million pesos.

  Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

  The calculation of free cash flow is presented in page 9 of this report.

Consolidated Income Statements

The first quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America. Results for the first quarter of 2004 relate to operations in Mexico and, after March 1st, recognize the assets acquired from AT&T Latin America.

Revenues: At March 31, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America rose to 39,037 million pesos, an increase of 27.8% compared with the same period of 2004. The increase primarily was due to the incorporation of the new subsidiaries that were not included in the first quarter of 2004, mainly Embratel. Of total consolidated revenues, voice revenues represented 79.4% and data transmission revenues represented 17.5%.

Costs and expenses: Operating costs and expenses totaled 27,416 million pesos, 34% higher than the first quarter of the previous year due to the incorporation of the new subsidiaries. In particular, transport and interconnection costs increased 106.5% in the quarter, in spite of the fact that in Mexico, the calling party pays rate decreased. Of total costs and expenses, transport and interconnection costs represented 25.2%, cost of sales and services represented 27.9% and commercial, administrative and general expenses represented 23.6%.

EBITDA and operating income: EBITDA (1) rose to 18,006 million pesos in the first quarter, 17.2% higher than the same period of 2004, producing an EBITDA margin of 46.1%. Operating income totaled 11,621 million pesos, an increase of 15.3% compared with the previous year, and the margin was 29.8% in the quarter.

Comprehensive financing cost: Comprehensive financing cost was positive by 838 million pesos in the quarter. This result was due to a net interest charge of 745 million pesos, with an exchange loss of 572 million pesos resulting from the 0.3% depreciation of the peso to the US dollar and the 0.4% depreciation of the Brazilian real to the US dollar, and to the hedges that the company made, partially offset by a net monetary gain of 479 million pesos.

Majority net income: Majority net income rose to 6,292 million pesos in the first quarter, 9.7% higher than the same period of the previous year. Earnings per share for the first quarter, based on the number of shares outstanding at period end, were 0.54 pesos, and earnings per ADR were 0.96 dollars.

Investments: During the first quarter, 270 million dollars were invested. In Mexico, 172 million dollars were invested in the data and Internet businesses. In Embratel, investments totaled 82 million dollars, of which approximately 23 million dollars were used for the satellite business. In the rest of the operations in Latin America, close to 16 million dollars were used for the development of the infrastructure of the various companies.

Dividends: On March 19, the last dividend payment declared in 2004 of 0.17 Mexican pesos was made and the amount paid was 1,985 million pesos.

Repurchase of shares: During the quarter, the company used 3,383 million pesos to repurchase 158,729,280 of its own shares.

Debt: Total debt rose to the equivalent of 9.266 billion dollars compared with 6.001 billion dollars at March 31, 2004. The increase of 3.265 billion dollars was mainly due to the consolidation of Embratel's debt of 1.151 billion dollars and to the senior notes of 1.750 billion dollars. Of total debt, 24.1% is short-term, 88% is in foreign currency (35.7% considering hedges), and 49.5% carries a fixed rate (61.4% considering interest rate swaps). At March 31, 2005, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2% and currency hedges for 4.845 billion dollars, of which 96% is related to hedges of pesos to dollars and 4% to hedges of reais to dollars.

During the first quarter, TELMEX repurchased in the market 301 million dollars of its 1.5 billion dollars Senior Notes due 2006. At March 31, 2005, the company's consolidated net debt (4) increased to the equivalent of 1.430 billion dollars mainly due to the consolidation of Embratel's net debt (4) and to the recent financing obtained by the company.

Free cash flow (5): In the quarter, resources provided by operating activities were 12,394 million pesos resulting from variations in working capital, investment in the telephone plant and inventories for the operation generated free cash flow of 4,363 million pesos.

Highlights

On January 25, 2005, TELMEX sold two series of senior notes in aggregate principal amount of 1.3 billion dollars in two tranches of 650 million dollars each. One series matures in 2010 and bears interest at 4.75% and the other series matures in 2015 and bears interest at 5.50%. On February 14, this transaction was reopened and the amounts of the two senior note series increased to 950 and 800 million dollars, respectively.

On March 9, 2005, the Board of Directors of the company passed resolutions calling for the Extraordinary, Series "L" Special, and Annual Shareholders' Meetings to be held on April 28, 2005, in order to discuss, among other matters, the following proposals: a two-for one stock split; the approval of the Board of Directors report and financial statements for fiscal year 2004; declaration of a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account, with its implicit dividend adjustment of $0.38 Mexican pesos per share and $0.095 Mexican pesos per payment if the stock split is approved. Also included in the resolution was a proposal to add 6 billion Mexican pesos to the funds authorized for TELMEX to purchase its own shares.

On March 21, 2005, TELMEX announced the acquisition of an equity interest in Net Serviços de Comunicação, S.A. (Net). As a result of this transaction and other related transactions, TELMEX holds 36.9% of Net.

On April 9, 2005, TELMEX and other related entities entered into an agreement to sell MCI shares to Verizon Communications, Inc. (Verizon). The sale agreement provides that Verizon will pay 25.72 dollars in cash per share of MCI common stock. Additionally, TELMEX has the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon's common stock is greater than 35.52 dollars during a measurement period ending immediately prior to the first anniversary of the date of the sale agreement. The consummation of the sale is subject to customary closing conditions, including the receipt of regulatory approval.

At the beginning of April, Embratel initiated a capital increase plan under which it expects to obtain the equivalent of 700 million dollars by the beginning of May. The fist stage ended April 11 and TELMEX's stake was 94.9% of voting shares and 48.6% of total shares. The first leftover round ended April 19, 2005, and TELMEX's stake was 95.1% of voting shares and 60.8% of total shares.

Mexico Operating Results

Lines in service

From January to March, net line gain was 363,507 lines, as a result of 501,049 connections and 137,542 disconnections. At March 31, there were 17,535,785 lines in service, an annual increase of 9%. Of the additions during the quarter, the prepaid system generated 50.7%, bringing the total of Multifon lines to 1,371,901.

In the first quarter, digital services attained market penetration of 39.2% of lines in service, 3.3 percentage points higher than the same period of the previous year. At March 31, there were 7,665,072 free voice mails (Buzón TELMEX) in operation, an increase of 412,906 free voice mails compared with the fourth quarter of 2004 and representing penetration of 43.7% of lines in service.

Local traffic

During the quarter, 6,642 million local calls were made, a decrease of 1.7% compared with the same period of last year. Lower traffic was due in part to fewer business days in the 2005 period compared with the previous year. Also, in February 2004, some customers' payment date came close together with the billing date that resulted in the one-time effect of billing approximately 94 million additional local calls in the first quarter of 2004.

Long distance traffic

In the first quarter, domestic long distance (DLD) traffic totaled 4,297 million minutes, 6.6% higher than the same period of 2004. International long distance (ILD) outgoing minutes increased 4.2%, totaling 437 million minutes. Incoming ILD minutes totaled 1,241 million minutes, 21.3% higher than the same period of 2004. The incoming-outgoing ratio was 2.8 compared with 2.4 in the same period of last year.

Interconnection

Total interconnection traffic totaled 8,373 million minutes during the quarter, 22% more than in the same period of the previous year. Since January, the calling party pays rate (traffic originated from a fixed line and terminated in the cellular network) decreased 10%. Customers now pay 2.25 pesos per minute, of which TELMEX keeps 0.54 pesos per minute, or 24% of the rate. This traffic increased 3.1% and represented 19.8% of total interconnection minutes. Traffic originated by the cellular system and terminated on TELMEX's network increased 20.3% and represented 17.6% of total interconnection traffic.

The rest of interconnection traffic is related to the several local and long distance operators that the company supports to terminate their calls in TELMEX's network. This traffic increased 30.1% in the first quarter and represented 62.5% of total interconnection traffic.

Corporate networks

Services provided to corporate customers for private networks to transmit data added 86,226 64 Kbps billed line equivalents during the first quarter. At March 31, TELMEX had 1,603,630 billed line equivalents, 33.6% more than the same period of 2004.

Ports equivalent to 64 Kbps, used by the company's customers to access managed network services provided by TELMEX through its public data network and technologies like IP-VPN (Internet Protocol-Virtual Private Network), Frame Relay and Internet, increased 72.6%, totaling 364,056 units.

Internet

The growth in the number of high-speed Internet users (ADSL) continued to accelerate. In the quarter, 105,028 ADSL accounts were added to the Prodigy Infinitum service. At March 31, the company had 665,321 high-speed Internet accounts, an increase of 190.7% compared with the same period of last year.

Internet dial-up customers totaled 1,176,142, a year-over-year decrease of 8% as some customers migrated to high-speed services. The Prodigy Internet Plus and Prodigy Hogar Plus programs that include PC financing ended the quarter with 317,156 customers, representing 27% of total dial-up customers. Additionally, the Prodigy per-minute service ended the quarter with 66,747 customers.

Revenues: In the first quarter of 2005, total revenues from operations in Mexico totaled 29,957 million pesos, 1.3% lower than the same period of the previous year. Growth in revenues from Internet access and corporate networks was not enough to offset lower revenues from local, domestic long distance, and interconnection.

- Local: Local traffic decreased 1.7%. Along with the reduction in real terms of revenue per line, that caused local revenues to decrease 2.9%.

- DLD: Revenues decreased 4.6% due to the reduction of the rate per minute in real terms and more discounts provided to customers, which were not offset by higher traffic volume.

- ILD: Revenues increased 2.6%. International settlement revenues were higher than the previous year. More outgoing traffic offset ILD's reduction of revenues per minute in real terms. Starting with this year's first quarter, international and worldwide settlement costs are presented in the cost of sales and services item in accordance with international standards.

- Interconnection: Revenues decreased 4.7% as a result of the 10% reduction of the calling party pays rate applied since January 2005 that resulted in a decrease of 1.4% in total Mexico revenues. This was partially offset by higher revenues generated by long distance and cellular operators that terminate traffic on TELMEX's network.

- Corporate networks: Revenues from services related to data transmission and private and managed networks increased 5.3%. This increase was the result of the higher numbers of line equivalents and equivalent ports in service, somewhat offset by higher discounts in connectivity services.

- Internet: Revenues of services related to the Internet platform rose 16.4% due to the 190.7% increase in the number of high-speed users (Infinitum).

- Other: Other revenues are comprised of revenues from the sale of advertising in yellow pages and sales of telecommunications equipment through Tiendas TELMEX (TELMEX Stores). These revenues decreased 2%.

- Costs and expenses: In the first quarter, costs and expenses from the operations in Mexico totaled 18,966 million pesos, a decrease of 6.3% compared with the same period of 2004. This decrease was due to lower costs of sales and services, lower interconnection costs related to the reduction of the calling party pays rate, lower depreciation and amortization and cost control in commercial, administrative and general expenses.

- Cost of sales and services: Cost of sales and services decreased 6.2% mainly due to the change in the accounting policy for PC costs related to Internet services, under which costs will be booked over the life of the customer contract rather than taken when the company purchases the PC, as was the practice in 2004. The new accounting policy is in accordance with international standards.

- Commercial, administrative and general: Commercial, administrative and general expenses decreased 5.1% in the quarter due to lower contributions to Social Security (IMSS), lower advertising expenses, lower travel expenses and lower costs of prepaid cards.

- Transport and interconnection: Transport and interconnection costs decreased 9.3% due to the reduction of the calling party pays rate, the main component of this item, and less activity overall in this type of traffic that increased 3.1%.

- Depreciation and amortization: Depreciation and amortization decreased 5.7% due to fewer assets to be depreciated and to the impact of the exchange and inflation rates.

EBITDA and operating income: EBITDA (1) totaled 15,906 million pesos in the first quarter, 3.8% higher than the same period of 2004. The EBITDA margin was 53.1%; an increase of 2.6 percentage points compared with the previous year. Operating income totaled 10,991 million pesos; an increase of 8.7% compared with the previous year, and the operating margin was 36.7% in the quarter, an increase of 3.4 percentage points compared with the same period of the previous year.

Investments: In Mexico, 172 million dollars were invested, of which close to 30% were used for the development and expansion of new generation services platforms like broadband Internet access and services related to access the public data network and technological convergence. Additionally, 60% was invested in basic access and expansion of the telephone plant and 5.7% in social telephony projects in Mexico.

Debt: Debt rose to the equivalent of 8.073 billion dollars, of which 19% is short-term, 91.3% is in foreign currency (33.7% considering hedges), and 51.1% carries a fixed rate (64.7% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 14.1% to 5.111 billion dollars, related to new debt of 1.750 billion dollars offset by the repurchase of 301 million dollars of Senior Notes due 2006.

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

Revenues from the operations in Brazil during the first quarter totaled 1,935.8 million reais, 0.1% higher than in 2004. The increase in revenues was mainly due to the better performance of the corporate networks and Internet businesses, which represented 24.4% of total revenues in the country and increased 7% over a year ago. Long distance services, representing 63.7% of total revenues, decreased 4.2%. Local service revenues continued to reflect growth and increased 16.8%. Costs and expenses in the quarter totaled 1,740 million reais, 2.6% lower than in 2004. Costs of sales and services decreased 8.4% and totaled 152.3 million reais. Transport and interconnection costs increased 3.1% and represented 50.8% of total costs and expenses. Commercial, administrative and general expenses decreased 6.7% in the quarter. Operating income in the quarter was 195.8 million reais, producing an operating margin of 10.1%. EBITDA (1) totaled 474.8 million reais, 4.4% higher than the same period of 2004, with a margin of 24.5%.

Chile

Revenues from the operations in Chile during the first quarter totaled 15,444.2 million Chilean pesos, 17.6% higher than the previous year. The corporate networks and Internet businesses represented 31.6% of total revenues and increased 13.1%. The voice business represented 65.4% of total revenues and increased 19.8%. Its improved performance reflected higher domestic and international long distance rates. Costs and expenses were 15,100.9 million Chilean pesos in the quarter, 5.4% higher than in 2004. Transport and interconnection increased 34.1%, partially offset by a 17.1% decline in commercial, administrative and general expenses. Operating income totaled 343.3 million Chilean pesos compared with an operating loss of 1,193.1 million Chilean pesos in the same period of 2004. The operating margin for the quarter was 2.2%. EBITDA (1) totaled 2,994.8 million Chilean pesos, up 8.4 percentage points, producing a margin of 19.4%.

Argentina

Revenues from the operations in Argentina during the first quarter totaled 66.5 million Argentinean pesos, 31.9% higher than in 2004. The corporate networks and Internet businesses that represent 40.2% of total revenues increased 17.1% due to the addition of several corporate customers. The voice business that represents 55.9% of total revenues increased 36.3% due to higher interconnection revenues. Operating costs and expenses increased 9.4% and totaled 62.8 million Argentinean pesos in the quarter. Transport and interconnection cost reflected the biggest increase, 35.5%, and represented 53.5% of total cost and expenses. In the quarter, operating income totaled 3.8 million Argentinean pesos compared with an operating loss of 7 million Argentinean pesos in last year's first quarter. The operating margin was 5.7%, an increase of 19.6 percentage points compared with the same period of the previous year. EBITDA (1) totaled 11.3 million Argentinean pesos, compared with a negative EBITDA in the same period of 2004.

Colombia

Revenues from these operations during the first quarter totaled 22,541.7 million Colombian pesos, 9.4% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents for data transmission. Costs and expenses increased 0.7%. Among total costs and expenses, 28.1% corresponded to transport and interconnection and reflected a year-over-year increase of 5.7%. Commercial, administrative and general expenses decreased 19.9% and represented 21.2% of total costs and expenses. Depreciation in the quarter increased 10.2%. Operating income for the quarter totaled 2,827 million Colombian pesos compared with an operating loss of 1,030.6 million Colombian pesos in the same period of last year. The operating margin was 12.5%, 7.5 percentage points higher than the same period of 2004. EBITDA (1) totaled 8,190.5 million Colombian pesos in the quarter, 38.9% more than the same period of last year, and produced a margin of 36.3%, 7.7 percentage points higher than last year's first quarter.

Peru

Revenues from operations in Peru during the first quarter totaled 43.7 million new soles, 9.3% higher than the previous year. The voice business, which represented 65.7% of total revenues, increased 18.6% due to growth in telephone traffic, mainly from the increase in digital trunks serving the corporate market as well as interconnection traffic growth. Costs and expenses in the quarter increased 3.5% due to the increase of 21.5% in transport and interconnection costs, which represented 40.8% of total costs and expenses. Depreciation increased 39.5% as a result of the capitalization of assets, including some from previous years. These items were partially offset by cost control initiatives that produced a 29.7% decrease in commercial, administrative and general expenses and by a 9.8% decrease in cost of sales and services. The operating loss in the quarter totaled 0.7 million new soles. EBITDA (1) totaled 10.6 million new soles, producing a margin of 24.3%, an increase of 11 percentage points in the quarter.

Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ million of Mexican pesos as of March 2005 ]		1Q 2005		1Q 2004	% Inc.

Revenues
Access, rent and measured service	Ps.	13,633	Ps.	14,027	(2.8)
Recovery of LADA special projects		0		543	NA
LADA interconnection		1,025		1,028	(0.3)
Interconnection with operators		438		290	51.0
Interconnection with cellular		3,909		4,271	(8.5)
Other		2,080		2,250	(7.6)
Total		21,085		22,409	(5.9)

Costs and expenses
Cost of sales and services		5,010		4,910	2.0
Commercial, administrative and general		3,669		3,737	(1.8)
Interconnection		2,928		3,248	(9.9)
Depreciation and amortization		3,273		3,455	(5.3)
Total		14,880		15,350	(3.1)

Operating income	Ps.	6,205	Ps.	7,059	(12.1)

EBITDA	Ps.	9,478	Ps.	10,514	(9.9)

EBITDA margin (%)		45.0		46.9	(1.9)
Operating margin (%)		29.4		31.5	(2.1)

Mexico Long Distance Service Business

Income Statements
[ million of Mexican pesos as of March 2005 ]		1Q 2005		1Q 2004	% Inc.

Revenues
Domestic long distance	Ps.	3,978	Ps.	4,171	(4.6)
International long distance		2,128		2,095	1.6
Total		6,106		6,266	(2.6)

Costs and expenses
Cost of sales and services		1,325		1,374	(3.6)
Commercial, administrative and general		1,247		1,266	(1.5)
Interconnection to the local network		908		967	(6.1)
Cost of LADA special projects		0		506	NA
Depreciation and amortization		667		720	(7.4)
Total		4,147		4,833	(14.2)

Operating income	Ps.	1,959	Ps.	1,433	36.7

EBITDA	Ps.	2,626	Ps.	2,153	22.0

EBITDA margin (%)		43.0		34.4	8.6
Operating margin (%)		32.1		22.9	9.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousand Pesos)

Consolidated

Final printing

---

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the first quarter of 2005 by the specific index method and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 414,130,475	Ps. 460,608,302
Depreciation	(269,847,725)	(310,618,084)
Construction in progress	4,891,974	4,784,280

Total	149,174,724	154,774,498

Results	6,169,896	6,782,285

S 18 DEFERRED ASSETS

At March 31, 2005, deferred assets rose to Ps. 15,914,022 that is comprised mainly by Ps. 567,609, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services in Mexico, that will be amortized in 20 years; Ps. 2,203,418 for deferred assets of Latin America, that are being amortized in periods from 5 to 29 years; Ps. 7,498,924 that corresponds to goodwill that is caused by the share acquisitions of the foreign subsidiaries Embrapar, Techtel, Metrored, Chilesat and Net Services and Ps. 5,493,776 for receivable deferred income tax D-4 of foreign subsidiaries.

S 19 OTHER ASSETS

This item rose to $ 27,037,502 and $ 25,466,746 at March 31, 2005 and 2004, respectively, and is comprised by the following concepts:

	2005	2004
Inventories	Ps. 2,303,703	Ps. 1,419,305
Intangible assets D-3	0	0
Projected net Asset D-3	24,733,799	24,047,441

INVENTORIES: are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

PROJECTED NET ASSET (D-3):

At March 31, 2005 and 2004, the market value of the established pensions and seniority premium fund was greater than the Accumulated Benefit Obligation (ABO) en México, accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset of Ps. $24,733,799 in 2005 and Ps. $24,047,441 in 2004.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to suplier's does not exist.

On July 15, 2004 Telmex entered-into a Syndicated Loan Agreement for the aggregate amount of US$ 2,425 million, which was divided in two tranches, the first one for the amount of US$ 1,525 million, with maturity in three years at an interest rate of Libor plus 0.45% and the second tranche for the amount of US$ 900 million, with maturity in five years at an interest rate of Libor plus 0.525%.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1,500 million, maturing in 2006 and bearing 8.25% annual interest payable semi-annually. During the first quarter of 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $301million (nominal value).

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

On January 27, 2005 TELMEX placed senior notes in aggregate principal amount of US$1.3 billion in two issuances of US$650 million each, the first one maturing in 2010 and bearing interest at 4.75% and the second one maturing in 2015 and bearing interest at 5.50%. Interest will be paid every six months. On February 22, 2005 there was a reopening of this transaction and the amounts of such issuances increased to US $950 and US $800 million, respectively.

S 26 OTHER CURRENT LIABILITIES

At March 31, 2005 and 2004, this item rose to Ps. 27,167,697 and Ps. 18,251,714 respectively and is comprised by the following concepts:

	2005	2004
Accounts payable	Ps. 16,352,646	Ps 11,313,291
Accrued liabilities	8,890,261	5,642,100
Deferred credits	1,924,790	1,296,323

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

At March 31, 2005 and 2004, this item rose to $ 37,659,050 and $ 35,971,304, respectively and is comprised by the following:

	2005	2004
Domestic Senior Notes	Ps 6,600,000	Ps. 6,884,460
Bonds	31,059,050	29,086,844

S 31 DEFERRED CREDITS

At March 31, 2005 and 2004, this item rose to Ps. 17,717,794 and Ps. 21,008,087, respectively and corresponds to deferred taxes in México, based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At March 31, 2005 this item rose to Ps. 1,727,423 (that corresponds to Embratel), and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

At March 31, 2005 and 2004, this item rose to Ps. 108,673,470 and Ps. 102,327,159, respectively and is comprised by the following concepts:

	2005	2004
Legal reserve	Ps. 18,148,380	Ps. 17,625,340
Unappropriated earnings of prior years	90,525,090	84,701,819

On March 1st, 2004, November 30, 2004 and April 29, 2003, the Stockholders Meeting approved an increase of Ps. 12,000,000 (nominal value), Ps. 8,000,000 and Ps. 7,601,474 (nominal value) respectively, in the total authorized nominal amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 12,001,362 (nominal value), Ps. 9,384,119 and Ps 10,000,000 (nominal value), respectively.

From January to March 2005, the Company acquired 158.4 million Series "L" shares for Ps. 3,376,014 (historical cost of Ps. 3,364,111) and 0.3 million Series "A" shares for Ps. 7,483 (historical cost of Ps. 7,453).

From January to March 2004, the Company acquired 179.1 million Series "L" shares for Ps. 3,561,707 (historical cost of Ps. 3,398,590) and 0.4 million Series "A" shares for Ps. 8,605 (historical cost of Ps. 8,206).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At March 31, 2005 and 2004, this item rose to Ps. (66,152,997) and Ps. (65,562,066), respectively and is comprised in the following manner:

	2005	2004
Accumulated monetary position loss	Ps. (13,690,930)	Ps. (13,690,930)
Result from holding non-monetary assets	(52,462,067)	(51,871,136)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees in México.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At March 31, 2005 and 2004 this item rose to Ps. 6,476,803 and Ps. 4,736,184, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:

	2005	2004
Net income for the period	Ps. 6,495,378	Ps. 5,734,298
Result from holding non-monetary assets, net of deferred taxes	(1,502,505)	(998,425)
Market value of Swaps effect, net of deferred taxes	385,294	0
Effect of securities available for sale, net of deferred taxes	985,735	0
Conversion effect	112,901	0

Comprehensive Income	6,476,803	4,736,184

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At March 31, 2005 and 2004, Telmex Group recognized a net income of Ps. (934,219) and Ps. (341,753), respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the total cost of goods and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the result.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100.00	16,374,507	31,183,376
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00	1,040,903	7,506,741
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00	702,096	3,287,762
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00	28,636	538,550
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00	49	60
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00	769,645	886,626
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100.00	137,877	172,070
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00	19,397	121,827
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00	1,240	70,961
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100.00	54	1,423
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00	4,602	30,482
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00	4,944	76,660
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00	75,279	929,067
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	83,419
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00	138,972	197,173
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00	13	2,862
17	Telmex International, Inc.	Holding Company in the U S A.	5	100.00	220,153	265,865
18	Instituto Tecnológico de Teléfonos de México, A.C	Trainning & research services	1,000	100.00	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100.00	142,445	271,154
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00	360,533	578,490
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100.00	6,755,961	7,511,939
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,477,798,600	100.00	447,298	710,622
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100.00	62	72
24	Teninver, S.A. de C.V.	Managment of yellow pages	9,108,921	100.00	409,687	1,528,804
25	Latam Telecomunicaciones, L.L.C.	Telecommunications services	100	100.00	13,149,799	18,304,333
26	Financial Ventures, L.L.C.	Investments in all types of businesses	1,000	100.00	6,719,137	8,145,018
27	Telcoser, S.A. de C.V.	Investments in all types of businesses	9,799,028	100.00	9,799,028	10,109,899
28	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100.00	998,867	1,263,013
29	Fintel Holdings, L.L.C.	Investments in all types of businesses	100	100.00	112	115
	TOTAL INVESTMENT IN SUBSIDIARIES				58,378,021	93,778,387

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50.00	974,989	201,715
2	Technology Fund I, LLC	Communication services	500	50.00	20,898	18,032
3	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	367,671
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,916
5	TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	23,553
6	Net Serviços de Comunicaçoes, S.A.	Cable TV operator	1,421,139,598	36.88	3,511,614	(345,512)
	OTHER ASSOCIATES
	TOTAL INVESTMENT IN ASSOCIATES				5,127,280	373,375
	OTHER PERMANENT INVESTMENTS					60,965
	T O T A L					94,212,727

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT(1)	14/12/2005	4.40	0	0	0	0	0	0	0	0	19,375	0	0	0	0	0
BANAMEX AG. NY (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	3,045	1,015	3,045	0	0	0
BANCA SERFIN AG.NY (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	1,592	531	1,591	0	0	0
BBV ARGENTARIA S.A. (1)	22/12/2007	4.15	0	0	0	0	0	0	0	0	181,681	0	181,681	181,681	0	0
HSBC, SA (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	3,872	1,291	3,872	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	3.60	0	0	0	0	0	0	0	0	31,913	0	31,913	31,913	6,262	3,074
BANK OF AMERICA (1)	14/04/2006	3.65	0	0	0	0	0	0	0	0	122,015	0	20,863	0	0	0
BANK OF AMERICA (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	19,118	6,373	19,118	0	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/2005	4.40	0	0	0	0	0	0	0	0	97,823	0	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	60,112	20,037	60,112	0	0	0
CITIBANK, N.A. (1)	15/07/2007	3.85	0	0	0	0	0	0	0	0	0	0	0	17,223,655	0	0
CITIBANK, N.A. (1)	15/07/2009	3.93	0	0	0	0	0	0	0	0	0	0	0	2,541,195	5,082,390	2,541,195
DEXIA BANK (1)	31/12/2014	4.40	0	0	0	0	0	0	0	0	279,478	0	279,478	279,478	200,425	454,779
EXPORT DEVELOPMENT C. (1)	22/04/2009	3.95	0	0	0	0	0	0	0	0	261,618	105,467	215,734	43,809	18,152	5,914
GOLDMAN SACHS INT. (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	813	270	813	0	0	0
JAPAN BANK INT. COOP. (1)	10/10/2011	4.28	0	0	0	0	0	0	0	0	968,094	0	968,094	968,094	968,094	2,904,145
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	13,672	8,008	21,680	21,680	21,680	199,990
SOCIETE GENERALE PARIS (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	3,397	1,132	3,397	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	4.21	0	0	0	0	0	0	0	0	3,350	1,117	3,350	0	0	0
SOCIETE GENERALE PARIS (1)	14/05/2007	4.15	0	0	0	0	0	0	0	0	21,589	0	871	15	0	0
BANAMEX, S.A. (1)	27/06/2005	4.40	0	0	54,536	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	4.30	0	0	95,876	32,437	98,769	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	4.40	0	0	188,042	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/08/2005	9.91	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
HSBC MEXICO, S.A.(1)	24/12/2006	4.21	0	0	9,966	3,322	9,966	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	10.15	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	4.28	0	0	228,053	77,472	78,211	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	4.21	0	0	19,502	6,500	19,502	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/06/2013	12.44	0	0	0	0	0	0	0	0	7,191,832	75,190	418,124	158,949	76,592	306,372
VARIAS INSTITUCIONES (2)	05/08/2027	9.32	0	0	0	0	0	0	0	0	526,387	95,238	881,677	3,318,928	146,781	278,229
TOTAL BANKS			800,000	500,000	595,975	119,731	206,448	0	0	0	9,810,776	315,669	3,115,413	24,769,397	6,520,376	6,693,698

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	13,542,830	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	0	0	0	11,294,200	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	0	0	9,035,360
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	0	0	0	10,729,490
CERT. BURSAT TLMX 02 (5)	09/02/2007	10.80	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	10.90	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	6,600,000	0	0	0	0	0	0	0	13,542,830	0	0	11,294,200	19,764,850

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			27,167,697	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			27,167,697	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			27,967,697	7,100,000	595,975	119,731	206,448	0	0	0	9,810,776	13,858,499	3,115,413	24,769,397	17,814,576	26,458,548

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 3.4000 at March 31, 2005
  TIIE at 28 days is equivalent to 9.9050 at March 31, 2005
  TIIE at 91 days is equivalent to 10.0750 at March 31, 2005
  CETES at 182 days is equivalent to 10.0000 at March 31, 2005

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2005 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	8,081,035	11.2942
EURO (EUR)	58,472	14.6537
BRAZILIAN REAL (BRL)	1,022,208	4.2361

E.- There are other liabilities in foreign currency for an equivalent amount of P. 293,563 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	2,849,191	32,179,336	1,326,084	14,977,053	47,156,389

LIABILITIES	8,908,512	100,614,522	1,641,582	18,540,360	119,154,882
SHORT-TERM LIABILITIES	2,585,477	29,200,900	1,557,401	17,589,600	46,790,500
LONG-TERM LIABILITIES	6,323,035	71,413,622	84,181	950,760	72,364,382
NET BALANCE	(6,059,321)	(68,435,186)	(315,498)	(3,563,307)	(71,998,493)

 NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	11.2942
EURO	14.6537
CHILEAN PESO	0.0193
ARGENTINEAN PESO	3.8666
BRAZILIAN REAL	4.2361
PERUVIAN SOL	3.4645
COLOMBIAN PESO	0.0048

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	59,076,268	143,756,134	84,679,866	0.15	127,020
FEBRUARY	70,031,940	153,506,183	83,474,243	0.11	91,822
MARCH	75,769,334	156,380,922	80,611,588	0.46	370,813
ACTUALIZATION :	0	0	0	0.00	1,146
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(111,454)
TOTAL					479,347

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

---

FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				13,644,758
LONG DISTANCE SERVICE				3,264,672
INTERCONNECTION				4,351,841
CORPORATE NETWORKS				4,353,484
INTERNET				2,471,455
OTHERS				1,069,791
TOTAL				29,156,001

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				862,538
LOCAL SERVICE				595,626
LONG DISTANCE SERVICE				8,025,112
INTERCONNECTION				245,895
CORPORATE NETWORKS				0
INTERNET				0
OTHERS				151,568
TOTAL				9,880,739

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

---

ITEM	Thousand Mexican Pesos
	1st. Quarter 05 Jan-Mar	% of Advance	Amount used 2005	Budget 2005	% of Advance

DATA	360,875	10.1	360,875	3,582,440	10.1
INTERNAL PLANT	141,049	5.3	141,049	2,647,623	5.3
OUTSIDE PLANT	1,049,016	26.0	1,049,016	4,041,342	26.0
TRANSMISSION NETWORK	123,578	3.6	123,578	3,452,833	3.6
SYSTEMS	23,370	3.1	23,370	757,258	3.1
OTHERS	234,669	5.8	234,669	4,022,013	5.8

TOTAL INVESTMENT TELMEX MEXICO	1,932,557	10.4	1,932,557	18,503,509	10.4

LATINOAMERICA	1,111,506	15.8	1,111,506	7,015,002	15.8

TOTAL INVESTMENT	3,044,063	11.9	3,044,063	25,518,511	11.9

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries located in the United States of America (U.S.A.) were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE	MEXICAN	PUBLIC SUBSCRIPTION	(Thousand Pesos)
				PORTION			FIXED	VARIABLE
A	0.02500		250,014,719	0		250,014,719	6,250
AA	0.02500		4,063,417,276	0	4,063,417,276	0	101,586
L	0.02500		7,342,290,880	0		7,342,290,880	183,557
TOTAL	0.02500		11,655,722,875	0	4,063,417,276	7,592,305,599	291,393	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	11,655,722,875
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

	SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE
			AT REPURCHASE		AT QUARTER

	A & L	158,729,280	21.2410		21.1715

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	JAMES	W.	CALLAWAY
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	C.P.	HUMBERTO	GUTIERREZ	OLVERA Z.
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

---

 I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, APRIL 26, 2005.

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - First Quarter 2005.